UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: May 25, 2007

2

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

May 24, 2007

FOR IMMEDIATE RELEASE

CAMTEK LTD. ANNOUNCES FIRST QUARTER 2007 RESULTS

Revenues $14.5 million; Net Loss $4.3 million

MIGDAL HAEMEK, Israel - May 24, 2007 - Camtek Ltd. (NASDAQ: CAMT ; TASE: CAMT) today announced results for the first quarter ended March 31, 2007.

Revenues for the first quarter of 2007 were $14.5 million, 41.8% below the $24.9 million as reported in the first quarter of last year, and 31% below the $21.0 million as reported in the fourth quarter of 2006.

Gross profit for the first quarter of 2007 was $6.0 million, representing a gross margin of 41.5%. This is compared with gross profit of $13.1 million or gross margin of 52.5%, as reported in the first quarter of last year and gross profit of $9.3 million, or gross margin of 44.5% as reported in the fourth quarter of 2006.

Operating loss for the first quarter of 2007 was $4.4 million compared with the operating loss of $2.4 million as reported in the previous quarter. In the first quarter of 2006 the Company reported an operating profit of $4.4 million.

First quarter net loss was $4.3 million or (14) cents per share on a fully diluted basis. This compares with a net profit of $4.4 million, or 16 cents per share on a fully diluted basis, as reported in the first quarter of 2006. Fourth quarter 2006 net loss was $2.2 million, or (7) cents per basic share.

“The current state of business in the microelectronics industry has been affecting our revenues from these markets,” commented Rafi Amit, Camtek’s CEO. “We still see some requests from customers to delay delivery, but we believe that we are maintaining our position in these markets. In addition, as we stated in our previous announcement, our sales to the PCB industry also declined this quarter. We believe that this is a temporary softening in the market due to the Chinese holidays.”

Mr. Amit added, “Regarding the PCB market, we are happy to report a warm welcome for the new line of Dragon models, which we recently introduced. We recently won orders from new strategic customers and further established our technological reputation and competitive position. Nevertheless, we continue to closely monitor our expense levels and we are adjusting them to our current and expected level of activity.”

Mr. Amit concluded, “Based on our current information, we expect to report in the second quarter between $15 and 17 million in revenues.”

Camtek will host a conference call today, Thursday May 24th, 2007 at 9:00 a.m. EDT. Rafi Amit, Chief Executive Officer, and Ronit Dulberg, Chief Financial Officer, will host the call and be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call.

US:	1 888 281 1167	at 9:00 a.m. Eastern time
UK:	0 800 917 9141	at 2:00 p.m. UK time
Israel:	03 918 0688	at 4:00 p.m. Israel time
International:	+972 3 918 0688

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek, Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL
Ronit Dulberg, CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-83	GK Investor Relations
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-905-0776	info@gkir.com
ronitd@camtek.co.il

– Tables Below –

Consolidated Balance Sheets

(in thousands, except share data)

	March	December
	2007	2006
	U.S. Dollars

ASSETS
CURRENT ASSETS
Cash and cash equivalents	16,322	23,358
Marketable securities	2,200	2,099
Accounts receivable, net	27,564	29,434
Inventories	43,554	41,414
Due from affiliates	196	180
Other current assets	1,771	2,372
Deferred tax	65	65

Total current assets	91,672	98,922

Fixed assets, net	11,533	10,729

Deferred tax	369	369
Other assets	853	786

	1,222	1,155

Total assets	104,427	110,806

LIABILITIES
CURRENT LIABILITIES
Accounts payable -trade	9,297	11,801
Due to affiliates	1,122	814
Other current liabilities	12,868	12,831

Total current liabilities	23,287	25,446
Convertible loan	5,000	5,000
Liability for employee severance benefits	222	222

Total liabilities	28,509	30,668

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,052,474 in 2006 and 2007 outstanding
30,040,855 in 2006 and 2007.	132	132
Additional paid-in capital	59,517	59,420
Accumulated other comprehensive loss
Unrealized loss on marketable securities	-	(1)
Retained earnings	17,262	21,580

	76,911	81,131
Treasury stock, at cost (1,011,619 shares in 2007 and 2006)	(993)	(993)

Total shareholders' equity	75,918	80,138

Total liabilities and shareholders' equity	104,427	110,806

Camtek Ltd. Consolidated Statements of Operations

(in thousands, except share data)

	Three Months ended March 31,		Year ended
	2007	2006	2006
	U.S. dollars		U.S. dollars

Revenues	14,468	24,880	100,055
Cost of revenues	8,462	11,817	48,442

Gross profit	6,006	13,063	51,613

Research and development costs	3,748	2,437	11,831
Selling, general and administrative expenses	6,644	6,209	27,850

	10,392	8,646	39,681

Operating income (loss)	(4,386)	4,417	11,932

Financial income (expenses), net	134	105	(288)

Income (loss) before income taxes	(4,252)	4,522	11,644

Income tax	(66)	(100)	(41)

Net income (loss)	(4,318)	4,422	11,603

Net income (loss) per ordinary share:

Basic	(0.14)	0.16	0.40

Diluted	(0.14)	0.16	0.39

Weighted average number of ordinary
shares outstanding:

Basic	30,208	27,336	29,176

Diluted	30,208	27,884	29,553